# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Autolus Therapeutics plc, CIK 0001730463
CUSIP: 05280R100
Title of class of securities: Ordinary Shares, nominal value $0.000042 per share, and American Depositary Shares ("ADS"). Each ADS represents one Ordinary Share.
Address of issuer's principal executive offices: The Mediaworks, 191 Wood Lane, London, United Kingdom (X0), W12 7FP
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001725042

## Reporting persons
- Syncona Portfolio Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,821,053; sole dispositive power 0; shared dispositive power 28,821,053; aggregate amount beneficially owned 28,821,053 (10.8% of the class)
  Comment: Response to Items 6, 8 and 9 consist of 12,180,333 ordinary shares and 16,640,720 American Depositary Shares ("ADSs") held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value $0.000042 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the "Ordinary Shares".
  
  Response to Item 11 is based on 266,128,900 Ordinary Shares outstanding as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 20, 2025.
- Syncona Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,821,053; sole dispositive power 0; shared dispositive power 28,821,053; aggregate amount beneficially owned 28,821,053 (10.8% of the class)
  Comment: Response to Items 6, 8 and 9 consist of 12,180,333 ordinary shares and 16,640,720 American Depositary Shares ("ADSs") held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value $0.000042 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the "Ordinary Shares".
  
  Response to Item 11 is based on 266,128,900 Ordinary Shares outstanding as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 20, 2025.
- Syncona Investment Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,821,053; sole dispositive power 0; shared dispositive power 28,821,053; aggregate amount beneficially owned 28,821,053 (10.8% of the class)
  Comment: Response to Items 6, 8 and 9 consist of 12,180,333 ordinary shares and 16,640,720 American Depositary Shares ("ADSs") held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value $0.000042 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the "Ordinary Shares".
  
  Response to Item 11 is based on 266,128,900 Ordinary Shares outstanding as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 20, 2025.
- Syncona Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,821,053; sole dispositive power 0; shared dispositive power 28,821,053; aggregate amount beneficially owned 28,821,053 (10.8% of the class)
  Comment: Response to Items 6, 8 and 9 consist of 12,180,333 ordinary shares and 16,640,720 American Depositary Shares ("ADSs") held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value $0.000042 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the "Ordinary Shares".
  
  Response to Item 11 is based on 266,128,900 Ordinary Shares outstanding as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 20, 2025.
- Roel Bulthuis: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,821,053; sole dispositive power 0; shared dispositive power 28,821,053; aggregate amount beneficially owned 28,821,053 (10.8% of the class)
  Comment: Response to Items 6, 8 and 9 consist of 12,180,333 ordinary shares and 16,640,720 American Depositary Shares ("ADSs") held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value $0.000042 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the "Ordinary Shares".
  
  Response to Item 11 is based on 266,128,900 Ordinary Shares outstanding as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 20, 2025.
- Christopher Hollowood: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,821,053; sole dispositive power 0; shared dispositive power 28,821,053; aggregate amount beneficially owned 28,821,053 (10.8% of the class)
  Comment: Response to Items 6, 8 and 9 consist of 12,180,333 ordinary shares and 16,640,720 American Depositary Shares ("ADSs") held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value $0.000042 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the "Ordinary Shares".
  
  Response to Item 11 is based on 266,128,900 Ordinary Shares outstanding as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 20, 2025.
- Kenneth Galbraith: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,821,053; sole dispositive power 0; shared dispositive power 28,821,053; aggregate amount beneficially owned 28,821,053 (10.8% of the class)
  Comment: Response to Items 6, 8 and 9 consist of 12,180,333 ordinary shares and 16,640,720 American Depositary Shares ("ADSs") held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value $0.000042 per share, of the Issuer. The ordinary shares and the ADSs are collectively referred to as the "Ordinary Shares".
  
  Response to Item 11 is based on 266,128,900 Ordinary Shares outstanding as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 20, 2025.

## Item 1. Issuer
Name of issuer: Autolus Therapeutics plc
Address of issuer's principal executive offices: The Mediaworks, 191 Wood Lane, London W12 7FP, United Kingdom

## Item 2. Person Filing
Name of person filing:
(i) Syncona Portfolio Limited;
(ii) Syncona Holdings Limited;
(iii)Syncona Investment Management Limited;
(iv) Syncona Limited;
(v) Roel Bulthuis;
(vi) Christopher Hollowood; and
(vii) Kenneth Galbraith
Address of principal business office or, if none, residence: The address of the principal business office of Syncona Portfolio Limited, Syncona Holdings Limited and Syncona Limited is Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD, Channel Islands. The address of the principal business office of Syncona Investment Management Limited, Roel Bulthuis, Christopher Hollowood and Kenneth Galbraith is 2nd Floor, 8 Bloomsbury Street, London WC1B 3SR, United Kingdom.
Citizenship: Syncona Portfolio Limited, Syncona Holdings Limited and Syncona Limited's citizenship is Guernsey. Syncona Investment Management Limited and Christopher Hollowood's citizenship is United Kingdom. Roel Bulthuis' citizenship is the Netherlands. Kenneth Galbraith's citizenship is Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 28,821,053
Percent of class: 10.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 28,821,053
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 28,821,053

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Syncona Portfolio Limited: /s/ Nicholas Moss, Nicholas Moss, Director (05/07/2025)
- Syncona Holdings Limited: /s/ Nicholas Moss, Nicholas Moss, Director (05/07/2025)
- Syncona Investment Management Limited: /s/ Christopher Hollowood, Christopher Hollowood (05/07/2025)
- Syncona Limited: /s/ Robert Hutchinson, Robert Hutchinson (05/07/2025)
- Roel Bulthuis: /s/ Roel Bulthuis, Roel Bulthuis (05/07/2025)
- Christopher Hollowood: /s/ Christopher Hollowood, Christopher Hollowood (05/07/2025)
- Kenneth Galbraith: /s/ Kenneth Galbraith, Kenneth Galbraith (05/07/2025)